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September 22, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Opportunities Trust (the “Trust”)

485A Filing

CIK 0001005020

File No. 811-07455

Ladies and Gentlemen:

Thank you for the additional telephonic comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on September 22, 2021, pertaining to the above referenced 485A filing (the “Registration Statement”) submitted by Virtus Opportunities Trust (the “Trust”) with respect to Virtus KAR International Small-Cap Fund (the “Fund”) on July 26, 2021. Below, we describe the changes made to the Registration Statement in response to the comment and provide any responses to or any supplemental explanations for such comment, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.

Comment: Please delete the word “generally” from the following sentence in the Fund’s principal investment strategy description: “As of the date of this Prospectus, the fund’s subadviser considers small- and mid- capitalization companies to be those companies that, at the time of initial purchase, have market capitalizations generally within the range of companies included in the MSCI All Country World ex U.S. SMID Cap Index on a rolling three-year basis.”

Response: We will make the requested change.

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact the undersigned at 860-263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Gina Palmieri

Ralph Summa

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